SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO/A
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 9

                         Wesley Jessen VisionCare, Inc.
                       (Name of Subject Company (Issuer))

                              WJ Acquisition Corp.
                                   NOVARTIS AG
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $0.01 Per Share
                         Preferred Share Purchase Rights
                         (Title of Class of Securities)

                                    951018100
                      (CUSIP Number of Class of Securities)

                                 Robert Thompson
                              WJ Acquisition Corp.
                                   Novartis AG
                            c/o Novartis Corporation
                                608 Fifth Avenue
                               New York, NY 10020
                                 (212) 307-1122
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                    Copy to:

                             David W. Heleniak, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
    Transaction Valuation*                             Amount of Filing Fee**
--------------------------------------------------------------------------------
       $783,887,758.50                                       $156,777.56
--------------------------------------------------------------------------------

  * Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $38.50, the per share tender offer price, by 20,360,721, the sum of (i) 17,671,246 currently outstanding shares of Common Stock sought in the Offer, (ii) outstanding options with respect to 2,677,475 shares of Common Stock and (iii) 12,000 shares of Common Stock that could be purchased under the Company's employee discount purchase plans, in each case as of May 23, 2000.
**   Calculated as 1/50 of 1% of the transaction value.

     |X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:   $156,777.56   Filing Party:   Novartis AG
          Form or Registration No.: Schedule TO   Date Filed:    June 6, 2000

     |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which the statement relates:

     |X|  third-party tender offer subject to Rule 14d-1.
     |_|  issuer tender offer subject to Rule 13e-4.
     |_|  going-private transaction subject to Rule 13e-3.
     |_|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer:

         This Amendment No. 9 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on June 6, 2000, as amended (the "Schedule TO") by Novartis AG, a Swiss corporation ("Parent"), and WJ Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated preferred share purchase rights (together, the "Shares"), of Wesley Jessen VisionCare, Inc., a Delaware corporation (the "Company"), at a purchase price of $38.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 6, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.


Item 4.  Terms of the Transaction

          Item 4 of the Schedule TO is hereby amended and supplemented by including the following information:

         On September 29, 2000, CIBA Vision Corporation, an indirect wholly owned subsidiary of Parent ("CIBA Vision"), issued a press release announcing that the waiting period under Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the Offer has been terminated by the U.S. Federal Trade Commission. The Offer is scheduled to expire at 5 p.m., New York City time, on Monday, October 2, 2000. A copy of the press release issued by CIBA Vision with respect to the foregoing is filed herewith as Exhibit (a)(16) and is incorporated herein by reference.

Item 12. Materials to be filed as Exhibits.

         Item 12 of the Schedule TO is hereby amended and supplemented by including the following information:

         (a)(16) Press Release issued by CIBA Vision Corporation on September 29, 2000.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 29, 2000


                            WJ ACQUISITION CORP.


                            By:    /s/ Robert Thompson
                               -------------------------------------------------
                                Name:    Robert Thompson
                                Title:   Chief Executive Officer and President

                            NOVARTIS AG


                            By:    /s/   Peter Tobler
                               -------------------------------------------------
                                Name:    Peter Tobler
                                Title:   Associate General Counsel


                            By:    /s/   P. Heitz
                                ------------------------------------------------
                                Name:    P. Heitz
                                Title:   Head-Swiss Tax

                                  EXHIBIT INDEX

  Exhibit
    No.
----------
*(a)(1)        Offer to Purchase, dated June 6, 2000.

*(a)(2)        Form of Letter of Transmittal.

*(a)(3)        Form of Notice of Guaranteed Delivery.

*(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(5) Form of Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(7) Summary Advertisement as published in The Wall Street Journal on June 6, 2000.

*(a)(8) Joint Press Release issued by CIBA Vision Corporation, an indirect wholly owned subsidiary of Parent, and the Company on May 30, 2000.

*(a)(9) Joint Press Release issued by CIBA Vision Corporation and the Company on June 30, 2000.

*(a)(10)       Press Release issued by CIBA Vision Corporation on July 24, 2000.

*(a)(11)       Press Release issued by CIBA Vision Corporation on August 7,
               2000.

*(a)(12)       Press Release issued by CIBA Vision Corporation on August 23,
               2000.

*(a)(13)       Press Release issued by CIBA Vision Corporation on August 29,
               2000.

*(a)(14)       Press Release issued by CIBA Vision Corporation on September 6,
               2000.

*(a) (15)      Press Release issued by CIBA Vision Corporation on September
               18, 2000.

(a)(16)        Press Release issued by CIBA Vision Corporation on September 29,
               2000.

  (b)          None.

*(d)(1) Agreement and Plan of Merger, dated as of May 30, 2000, among Parent, Purchaser and the Company.

*(d)(2) Confidentiality Agreement, dated May 10, 2000, between CIBA Vision Corporation and the Company.

  (g)          None.

  (h)          None.


----------

*  Previously filed.

8                                Exhibit (a)(16)


 Novartis' CIBA Vision unit obtains FTC clearance for Wesley Jessen acquisition

Atlanta, Georgia- September 29, 2000 - CIBA Vision Corporation, the eye care unit of Novartis AG (NYSE: NVS), announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to Novartis' tender offer for Wesley Jessen VisionCare, Inc. (NASDAQ: WJCO) has been terminated by the US Federal Trade Commission (FTC). This clears the way for Novartis to acquire Wesley Jessen.

The tender offer is scheduled to expire at 5:00 p.m., New York City time, on Monday, October 2, 2000, unless the offer is extended.

CIBA Vision announced its agreement to acquire all outstanding shares of Wesley Jessen common stock for $38.50 per share in cash, or a total of approximately $785 million, on May 30, 2000. Upon completion of the acquisition, the combined company will be the world's second largest contact lens company. CIBA Vision and Wesley Jessen had 1999 pro-forma sales of $1.4 billion and employed 8,900.

Wesley Jessen is a leading worldwide developer, manufacturer and marketer of specialty contact lenses.

CIBA Vision, with worldwide headquarters in Atlanta, Georgia, is a global leader in research, development and manufacturing of optical and ophthalmic products and services, including contact lenses, lens care products, ophthalmic surgical products and ophthalmic pharmaceuticals. CIBA Vision products are available in more than 70 countries.

CIBA Vision is the eye care unit of Novartis, world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 1999, the Group (including Agribusiness) achieved sales of CHF
32.5 billion (USD 21.6 billion) and invested more than CHF 4.2 billion (USD 2.8 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 82,500 people and operates in over 140 countries around the world. The Group plans to spin off its Crop Protection and Seeds sectors and to merge them with the agrochemicals business of AstraZeneca, to form a new company, Syngenta, in the fourth quarter of 2000.

The foregoing communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 (the "Safe Harbor Provisions"). CIBA Vision and Wesley Jessen are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise. The Safe Harbor Provisions are not applicable to the foregoing communications to the extent that they constitute tender offer materials and have not been judicially determined to be applicable to such communications to the extent that they constitute soliciting materials.

For Investor Relations Information Contact:

Novartis Investor Relations
US:  Joe Schepers 212-830-2444
Europe:  Wolfgang Kirchmayr +41 61 32 44509